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Petrolhead Café

Sports Bar

Hartford, CT 06106
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Early Investor Bonus: The investment multiple is increased to 1.7× for the next $20,000 invested.
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THE PITCH
Petrolhead Café is seeking investment to launch our brick and mortar location in the Hartford's Parkville neighborhood.
First LocationLease SecuredOperating Pop-ups
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INVESTOR PERKS

Petrolhead Café is offering perks to investors. You earn the most valuable perk available based on your total investment amount in this business. You will not also receive the perks of lesser value, unless specified below.

Cult of Speed 1-year Membership Invest $500 or more to qualify. Unlimited available

Membership to the Cult of Speed, an exclusive club that provides members with discounts, special merchandise, VIP access at special events, and first choice of tickets to said events. (1-year membership)

Cult of Speed 5-year Membership Invest $1,000 or more to qualify. Unlimited available

Membership to the Cult of Speed, an exclusive club that provides members with discounts, special merchandise, VIP access at special events, and first choice of tickets to said events. (5-year membership)

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THE OPPORTUNITY

Petrolhead Cafe is seeking social and financial backing in order to launch in the Parkville neighborhood of Hartford, Connecticut.

Our mission is to generate, preserve, and grow certain cultures and communities within Hartford, Connecticut and its surrounding areas.
Our vision includes growing cultures of motorsport, motorcycling, and other niche sports.
We aim to provide a fertile environment for these cultures to develop; an atmosphere for people to enjoy art and entertainment in a way they otherwise would not be able to. Our vision is to join and participate in a movement of people who desire to turn Hartford into a national destination; one of America's hidden gems.
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Executive Summary

In April 2015, motorsport enthusiast Kyle Mayer was in Chicago and sitting in a bar at about noon on a Sunday. He and his brother-in-law were watching MotoGP motorcycle racing on Fox Sports 2, and were the only patrons in the establishment, since no Chicago teams were playing at that moment. Kyle asked the bartender to turn the sound in the bar from ambient music to the television playing the race. The bartender replied that they only do that when Chicago sports teams are playing. It was at that moment that Kyle conceived Petrolhead Cafe. But it wasn't until 2018 that Kyle had the opportunity to pursue its establishment.

After conducting research and seeking out a business mentor and advisor from CT Next and Connecticut's Small Business Development Center, Kyle formed Petrolhead Cafe LLC, and spent 2019 marketing smoked brisket as a pop-up food booth, partnering with various organizations and businesses to serve food at their events and locations, such as Hog River Brewing Co., Lime Rock Park Race Track, and the Valley Collector Car Club's annual car show. Through this effort, Kyle gained experience in the requirements needed to operate a restaurant, including navigating requirements for licensing with local Health Districts, obtaining a Sales & Use Tax permit from the State of CT, obtaining foodservice insurance, and working with merchant credit card service providers and point-of-sale (POS) systems.

The years 2020 and 2021 proved challenging to market as a food booth and pursue a permanent location due to the COVID-19 pandemic. Despite these challenges, Kyle pivoted, revamping the company website and beginning online sales of branded apparel and merchandise. Furthermore, Kyle launched the Petrolhead Podcast, an important marketing outlet which as already gained the notice and attention of local enthusiasts.

As of 2022, Kyle is now seeking to establish a brick-and-mortar coffee shop and bar restaurant.

PETROLHEAD PROMOTIONAL VIDEO
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01:52
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Video footage of our launch party held at Alvarium Beer Company on March 10th, 2019 in New Britain, Connecticut.

PETROLHEAD CAFE BUSINESS MODEL CANVAS
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THE TEAM
Kyle Mayer
Founder

Kyle's experience as a school teacher and coach brings an assemblage of skills in personnel development, communication, and goal-oriented team management to Petrolhead Cafe. Furthermore, Kyle's experience as a property manager, overseeing the operations and financial health of multi-million dollar real estate portfolios has given him the business acumen to work effectively with budgets, staff and vendors to achieve performance objectives.

It was in Chicago in 2015 when Kyle first conceived the idea of Petrolhead Cafe after season-long efforts to watch motorsports at local bars. These efforts included phoning up venue after venue and asking them if they carried the uncommon cable TV channels on which races would be shown same-day, if not live. Recognizing a robust and passionate fanbase, as well as market changes away from cable TV and toward online streaming services for sports, Kyle knew he had to seize the opportunity at some point soon. That opportunity came in 2018.

Kyle formed Petrolhead Cafe LLC, built his own business website, and spent 2019 marketing smoked brisket as a pop-up food booth, partnering with various organizations and businesses to serve food at their events and locations. Through this effort, Kyle gained experience in the requirements needed to operate a restaurant, including licensing with local Health Districts, obtaining a ServSafe Commercial Kitchen Manager Certificate, obtaining a Sales & Use Tax permit from the State of CT, obtaining foodservice insurance, and working with merchant credit card service providers and point-of-sale (POS) systems.

PRESS
Petrolhead Cafe to Open as a Pop-Up in West Hartford and Surrounding Area - We-Ha | West Hartford News

West Hartford resident Kyle Mayer plans to open Petrolhead Cafe, starting as a pop-up. By Ted Glanzer, West Hartford Press Staff Writer In the 10 years after he graduated from Conard High in 2006, Kyle Mayer lived in and around two of the coolest cities in the U.S.: Chicago and Austin. Mayer, 30, has moved [...]

Hartford Entrepreneur Puts a Spin on the Local Café Scene – Innovation Destination Hartford

Kyle Mayer is on a mission to create a community in Greater Hartford for motorsports enthusiasts. He's been making efforts to roll out Petrolhead Café, a coffee shop/bar/restaurant concept that is currently seeking social and financial backing so it can launch in Hartford. Innovation Destination Hartford Website Curator Nan Price caught up with Kyle to [...]

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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Rent Deposit $4,200

Operating Capital $33,100

Mainvest Compensation $2,700

Total $40,000

Financial Forecasts

Year 1 Year 2 Year 3 Year 4 Year 5

Gross Sales $545,464 $561,828 $589,919 $619,415 $650,378

Cost of Goods Sold $156,125 $160,808 $168,848 $177,290 $186,152

Gross Profit $389,339 $401,020 $421,071 $442,125 $464,226

EXPENSES

Rent $54,000 $55,620 $57,289 $57,289 $57,289

Utilities $10,300 $10,557 $10,820 $11,090 $11,367

Advertising $1,800 $1,800 $1,800 $1,800 $1,800

Insurance $1,800 $1,800 $1,800 $1,800 $1,800

Legal and Professional Services $2,300 $2,300 $2,300 $2,300 $2,300

Licenses $4,800 $4,800 $4,800 $4,800 $4,800

Repairs and Maintenance $3,600 $3,600 $3,600 $3,600 $3,600

Supplies $240 $240 $240 $240 $240

Miscellaneous $600 $600 $600 $600 $600

Payroll $295,622 $303,012 $310,587 $318,351 $326,309

Operating Profit $14,277 $16,691 $27,235 $40,255 $54,121

This information is provided by Petrolhead Café. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents

Investor Agreement

2020 Balance Sheet

2020 Income Statement

2021 Balance Sheet

2021 Income Statement

Petrolhead Cafe - 3 Year Pro Forma.xlsx

Petrolhead Cafe Buiness Plan.pdf

Investment Round Status

Target Raise $40,000

Maximum Raise $80,000

Amount Invested $0

Investors 0

Investment Round Ends December 23rd, 2022

Summary of Terms

Legal Business Name Petrolhead Cafe LLC

Investment Structure Revenue Sharing Note

Early Investor Bonus

Investment multiple for the first $20,000 invested

1.7×

Investment Multiple 1.5×

Business's Revenue Share 2%-4%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date December 31st, 2029

Financial Condition

Forecasted milestones

Petrolhead Café forecasts the following milestones:

Secure lease in Hartford, Connecticut by November, 2022.

Hire for the following positions by December, 2022: Head Chef, Shift Managers, Baristas

Achieve $589,919 revenue per year by 3.

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the Petrolhead Café's fundraising. However, Petrolhead Café may require additional funds from alternate sources at a later date.

No operating history

Petrolhead Café was established in September, 2018. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Petrolhead Café to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Petrolhead Café operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Petrolhead Café competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Petrolhead Café's core business or the inability to compete successfully against the with other competitors could negatively affect Petrolhead Café's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Petrolhead Café's management or vote on and/or influence any managerial decisions regarding Petrolhead Café. Furthermore, if the founders or other key personnel of Petrolhead Café were to leave Petrolhead Café or become unable to work, Petrolhead Café (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Petrolhead Café and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Petrolhead Café is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Petrolhead Café might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Petrolhead Café is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Petrolhead Café

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Petrolhead Café's financial performance or ability to continue to operate. In the event Petrolhead Café ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Petrolhead Café nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Petrolhead Café will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Petrolhead Café is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Petrolhead Café will carry some insurance, Petrolhead Café may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Petrolhead Café could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Petrolhead Café's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Petrolhead Café's management will coincide: you both want Petrolhead Café to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Petrolhead Café to act conservative to make sure they are best equipped to repay the Note obligations, while Petrolhead Café might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Petrolhead Café needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Petrolhead Café or management), which is responsible for monitoring Petrolhead Café's compliance with the law. Petrolhead Café will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Petrolhead Café is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Petrolhead Café fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Petrolhead Café, and the revenue of Petrolhead Café can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Petrolhead Café to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

Limited Operating History

Petrolhead Café is a newly established entity and has no history for prospective investors to consider.

Real Estate Risk

Petrolhead Café is still in the process of securing a location to lease, which will be necessary to conduct operations. To the extent Petrolhead Café is unable to find and secure a location that is adequate, investors may lose some or all of their investment.

This information is provided by Petrolhead Café. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
This is a preview. It will become public when you start accepting investment.
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